

November 18, 2010

Mr. Michael Bibelman
Chief Executive Officer
VoiceServe, Inc.
Grosvenor House, 1 High Street
Middlesex HA8 7TA
England

  Re: **VoiceServe, Inc.**
    Amendment No. 1 to Form 10-K for the Year Ended March 31, 2010
    Filed November 10, 2010
    Form 10-Q for the Quarter Ended September 30, 2010
    Filed November 15, 2010
    File No. 000-51882

Dear Mr. Bibelman:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Year Ended March 31, 2010

General

1. We note your response to comment 1 in our letter dated October 15, 2010. Please revise throughout to delete all references to the safe harbor provided by the Private Securities Litigation Reform Act of 1995. For example, on page 7 you refer to "forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934."

Note 8. Common stock issuances, page F-14

2. We note your response to comment six from our letter dated October 15, 2010. Please tell us in detail the factors you considered in concluding a 50% restricted stock discount is appropriate for both the May and September 2009 issuances. Refer to your basis in the accounting literature.

Item 9A. Controls and Procedures, page 13

3. We note your response to comment 8 in our letter dated October 15, 2010. In light of the errors in your disclosure and your recent changes to your corporate governance designed to "mitigate the risk of misstating compensation amounts," explain how your board determined that your disclosure controls and procedures were effective as of December 31, 2009.

Directors, Executive Officers, Promoters and Corporate Governance, page 14

4. We note your response to comment 7 in our letter dated October 15, 2010 and your revised disclosure regarding the experiences of your respective directors. The information is incomplete, as it does not cover all your directors, and your disclosure still does not explain why you decided your directors should serve on your board. Please make that determination clear for each of your directors. If the experiences described make up the basis for your determination, please explicitly state this.

Summary Compensation Table, page 16

5. We note your response to comment 10 in our letter dated October 15, 2010. In your Form 10-K, please explain why you chose to treat your executive officers as independent contractors instead of employees, and include a risk factor highlighting the risks to the company of having no executive officers, only consultants. For example, discuss whether your independent contractors are bound by the same fiduciary duty to the company as compared to employees of the company.

Security Ownership of Certain Beneficial Owners…, page 18

6. We note your response to comment 8 in our letter dated October 15, 2010 and your revised disclosure. We note, however, that the information contained in your beneficial ownership table changed. Please explain this change.

Exhibits, Financial Statements Schedules, page 20

7. We note your response to comment 11 in our letter dated October 15, 2010 and your revised disclosure. Please further revise to include all necessary exhibits. We note, for example, that your articles of incorporation and by-laws are missing.

Form 10-Q for the Quarter Ended September 30, 2010

Management's Discussion and Analysis or Plan of Operation, page 1

8. Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Per comment 1 in our letter dated October 15, 2010, this protection does not apply to your disclosure because your common stock is considered a penny stock.

9. We note that you provide financial information for both the three and six month periods ended September 30, 2010. We note, however, that you provide a narrative discussion of your results only with respect to the six month period. Because your discussion is limited in this fashion, it does not provide the reader a clear understanding of your performance during the quarter. Please supplement your disclosure with a discussion of the three month period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael Bibelman
VoiceServe, Inc.
November 18, 2010
Page 4

You may contact Dean Suehiro, Staff Accountant at 202-551-3384 or Kyle Moffatt, Accountant Branch Chief, at 202-551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Via facsimile to (732) 577-1188
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP